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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                               CuraGen Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23126R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)

       [_] Rule 13d-1(c)

       [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

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===================================                      =======================
CUSIP NO. 23126R 10 1                     13G             Page  2   of  7  Pages
          -------------------------                            ---     ---
===================================                      =======================

============= ==================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Jonathan M. Rothberg, Ph.D.

------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]

                                                                    (b) [_]
------------- ------------------------------------------------------------------
3             SEC USE ONLY



------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

============= ==================================================================
================================================================================

NUMBER OF SHARES    5    SOLE VOTING POWER

                         5,220,334 shares (includes (i) 2,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 220,000 shares of Common Stock subject to currently exercisable options).

                        --------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER

OWNED BY 30,800 shares (consists of (i) 5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother,
                         (ii) 400 shares held by Dr. Rothberg's wife, and (iii) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

                        --------------------------------------------------------
EACH                7    SOLE DISPOSITIVE POWER

REPORTING                5,220,334 shares (includes (i) 2,000,000 shares of
                         Common Stock held by a limited partnership of which Dr.
                         Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 220,000 shares of Common Stock subject to currently exercisable options).

                         -------------------------------------------------------
PERSON WITH         8    SHARED DISPOSITIVE POWER

                         30,800 shares (consists of (i) 5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother,
                         (ii) 400 shares held by Dr. Rothberg's wife, and (iii) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

================================================================================

                               Page 2 of 7 pages

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================================================================================
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,251,134 shares (includes (i) 2,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary, (ii) 220,000 shares of Common Stock subject to currently exercisable options, (iii)
           5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother, (iv) 400 shares of Common Stock owned by Dr. Rothberg's wife and (v) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

----------  -------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable.

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.72%

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        Name of Issuer:
                  ---------------

                  CuraGen Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  555 Long Wharf Drive
                  New Haven, CT  06511

Item 2(a).        Name of Person Filing:
                  ---------------------

                  Jonathan M. Rothberg, Ph.D.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  c/o CuraGen Corporation
                  555 Long Wharf Drive
                  New Haven, CT   06511

Item 2(c).        Citizenship:
                  ------------

                  United States

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common Stock

Item 2(e).        CUSIP Number:
                  -------------

                  23126R 10 1

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b),
                  -------------------------------------------------------
                  or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  ---------------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).


                               Page 4 of 7 pages

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     (g)  [ ]  A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.[_]

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

         5,251,134 shares (includes (i) 2,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary, (ii) 220,000 shares of Common Stock subject to currently exercisable options, (iii) 5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother, (iv) 400 shares of Common Stock owned by Dr. Rothberg's wife and (v) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

         (b)      Percent of class: 10.72 %

         (c)      Number of shares as to which such person has:

                  (i)     sole power to vote or to direct the vote:

                  5,220,334 shares (includes (i) 2,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 220,000 shares of Common Stock subject to currently exercisable options).

                  (ii)    shared power to vote or to direct the vote:

                  30,800 shares (consists of (i) 5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother, (ii) 400 shares held by Dr. Rothberg's wife, and (iii) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

                               Page 5 of 7 pages

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                  (iii)   sole power to dispose or to direct the disposition of:

                  5,220,334 shares (includes (i) 2,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 220,000 shares of Common Stock subject to currently exercisable options).

                  (iv)  shared power to dispose or to direct the disposition of:

                  30,800 shares (consists of (i) 5,400 shares of Common Stock held jointly by Dr. Rothberg and his brother, (ii) 400 shares held by Dr. Rothberg's wife, and (iii) 25,000 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

Item 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------

                 Not applicable.

Item 7.          Identification and Classification of the Subsidiary
                 ---------------------------------------------------
                 Which Acquired the Security Being Reported on by the Parent
                 -------------------------------------------------------------
                 Holding Company
                 ---------------

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------

                 Not applicable.

Item 9.          Notice of Dissolution of Group

                 Not applicable.

Item 10.         Certification
                 -------------

                 Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002               By: /S/ Jonathan M. Rothberg, Ph.D.
                                      ------------------------------------------
                                      Name:   Jonathan M. Rothberg, Ph.D.
                                      Title:  Chief Executive Officer, President
                                                 and Chairman



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